Exhibit 99.1

Ballard Power Systems announces order for 3.6 MW of fuel cells for zero emission stationary power

VANCOUVER, BC , May 3, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced an order for 3.6 megawatts (MW) of fuel cell systems from a European provider of clean energy solutions for critical stationary power applications. Ballard expects to deliver 36 x 100 kW systems in 2023 and 2024.

Ballard's fuel cell systems will be integrated into stationary power units which provide zero-emission power for a range of applications, including construction sites, EV charging stations, and data centers.

This order represents a progression of the relationship between Ballard and its customer following the successful initial roll-out of stationary power units powered by Ballard fuel cells. Prior to this new purchase order, Ballard had supplied its customer with approximately 1.2 MW of fuel cells.

"We are seeing growing market interest for zero-emissions critical power generation for off-grid applications and applications where grid congestion makes grid availability unreliable," said David Mucciacciaro, Ballard's Chief Commercial Officer. "Displacing traditional diesel generators with an emissions-free alternative will require creative solutions. Fuel cell-based electricity generators offer high reliability and long run-time, while also cutting carbon emissions and improving local air quality and noise levels."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-power-systems-announces-order-for-3-6-mw-of-fuel-cells-for-zero-emission-stationary-power-301814438.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/03/c6089.html

%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 03-MAY-23